FORM 51-102F3
MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Merus Labs International Inc. (“Merus”)
100 Wellington St. West
Suite 2110, PO Box 151 Toronto, ON M5K 1H1 Canada

2.	DATE OF MATERIAL CHANGE

May 11, 2017

3.	NEWS RELEASE

Merus issued a news release, attached as Schedule “A”, disclosing the material change through CNW Newswire on May 11, 2017 and subsequently filed it on SEDAR with the securities regulatory authorities in each of the provinces and territories of Canada under Merus’ profile at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE

On May 11, 2017, Merus announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Norgine B.V. (“Norgine” and together with Merus, the “Parties”), pursuant to which Norgine will acquire all of the outstanding common shares of Merus (“Merus Common Shares”) for $1.65 per Merus Common Share in cash.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change:

On May 11, 2017, Merus announced that it had entered into an Arrangement Agreement with Norgine under which Norgine will acquire all of the outstanding Merus Common Shares for $1.65 per Merus Common Share in cash.

The transaction price of $1.65 per Merus Common Share represents a premium of 63.4% to the closing price of $1.01 on the Toronto Stock Exchange (“TSX”) on May 10, 2017 and a premium of 55.1% over the 30-day volume weighted average price of $1.06 on the TSX.

The transaction, which will be completed by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCBCA”), will require the approval of at least than 66 2/3% of the votes cast at a special meeting (the “Meeting”) of the holders of Merus Common Shares (the “Merus Shareholders”) that is expected to be held in July 2017. In addition to the approval of the Arrangement by the Merus Shareholders, closing of the Arrangement is subject to certain closing conditions customary for transactions of this nature including court approval of the Arrangement and receipt of the required regulatory approvals. It is expected that the Arrangement will close by September 30, 2017.

The board of directors of Merus (the “Board”) has received fairness opinions from both Rothschild & Co. and Clarus Securities Inc. in connection with the Arrangement to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Merus Shareholders pursuant to the Arrangement is fair from a financial point of view.

The Board, after a comprehensive review of strategic alternatives and consultation with Merus’ financial and legal advisors, and on the unanimous recommendation of the special committee of the Board, determined that the Arrangement is in the best interests of Merus and unanimously recommends that Merus Shareholders vote in favour of the Arrangement.

Directors and senior executive officers of Merus, who together hold an aggregate of approximately 4.8% of the issued and outstanding Merus Common Shares (calculated on a non-diluted basis), have entered into voting support agreements with Norgine in favour of the Arrangement. Merus intends to mail a proxy circular in the upcoming weeks to Merus Shareholders for the Meeting.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The following is a summary of certain material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the full text of the Arrangement Agreement, a copy of which is available at www.sedar.com.

Merus Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the Parties are governed by the express terms of the Arrangement Agreement and not by this summary or by any other information contained in this material change report.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by both Merus and Norgine. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by Merus to Norgine or are subject to a standard of materiality or are qualified by a reference to a Material Adverse Effect (as such term is defined in the Arrangement Agreement). Therefore, Merus Shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains a number customary representations and warranties provided by Merus relating to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, capitalization, shareholders’ and similar agreements, subsidiaries, securities law matters, financial statements, disclosure controls and internal control over financing reporting, auditors, no material undisclosed liabilities, absence of certain changes or events, related party transactions, compliance with laws, authorizations and licenses, material contracts, title to company assets, leased real property, regulatory matters, intellectual property, litigation, environmental matters, employees, collective agreements, employee plans, insurance, taxes, Board approval, opinion of financial advisors, no options, etc. to purchase assets, and brokers.

In addition, the Arrangement Agreement also contains a number customary representations and warranties provided by Norgine relating to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention, litigation, financing, world trade organization, investor, finders’ fees, and security ownership.

Covenants

Covenants of Merus Regarding the Conduct of Business

The Arrangement Agreement contains covenants of Merus relating to its conduct of business (including the business of its subsidiaries) between the date of execution of the Arrangement Agreement and the effective time of the Arrangement, including that the business of Merus and its subsidiaries shall be conducted in the ordinary course of the normal day-to-day operations of the business of Merus. Furthermore, Merus has agreed to use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other persons with which Merus or its subsidiaries have business relations. The Arrangement Agreement provides for certain restrictions on the conduct of Merus’ business (subject to certain exceptions, including as set forth in a disclosure letter provided to Norgine in cases where written approval of Norgine is obtained, where expressly permitted or expressly required by the Arrangement Agreement or where required by any contract of Merus or law). Merus Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by Merus in relation to the conduct of its business prior to the effective time of the Arrangement.

Covenants of Merus Regarding the Arrangement

The Arrangement Agreement contains covenants of Merus relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to:

(a)	satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the interim and final court orders;

(b)	obtain all third party consents or approvals that are required under any of Merus’ or its subsidiaries’ material contracts in connection with the Arrangement;

(c)	effect all necessary registrations, filings and submissions of information required by governmental entities relating to the Arrangement; and

(d)	defend all proceedings against Merus challenging the Arrangement or the Arrangement Agreement.

Covenants of Norgine Regarding the Arrangement

The Arrangement Agreement contains covenants of Norgine relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to:

(a)	satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the interim and final court orders;

(b)	cooperate with Merus in its efforts to obtain all third party consents or approvals that are required under Merus’ or its subsidiaries’ material contracts;

(c)	effect all necessary registrations, filings and submissions of information required by governmental entities relating to the Arrangement; and

(d)	defend all proceedings against Norgine challenging the Arrangement or the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

Mutual Conditions

The obligations of the Parties to complete Arrangement are subject to the fulfilment of each of the following conditions on or before the effective time of the Arrangement, each of which may only be waived with the mutual consent of the Parties:

(a)	the shareholder resolution in respect of the Arrangement has been approved and adopted by the Merus Shareholders at the Meeting in accordance with the interim court order;

(b)

the interim and final court orders approving the Arrangement have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either Merus or Norgine;

(c)	no law is then in effect that makes the consummation of the Arrangement illegal or otherwise prohibits the consummation of the Arrangement; and

(d)	the Required Regulatory Approval (as defined in the Arrangement Agreement) has been obtained.

Additional Conditions Precedent to the Obligations of Norgine

Norgine is not required to complete the Arrangement unless each of the following conditions is also satisfied on or before the effective time of the Arrangement:

(a)

certain representations and warranties of Merus set forth in Arrangement Agreement, subject to a standard of materiality, are true and correct in all respects and other representations and warranties are true and correct in all material respects as of the date of the Arrangement Agreement and the effective time of the Arrangement (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); except, in each case, to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect;

(b)

Merus has fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the effective time of the Arrangement;

(c)	since the date of the Arrangement Agreement and prior to the effective date of the Arrangement, no Material Adverse Effect has occurred; and

(d)	holders of no more than 15% of the issued and outstanding Merus Common Shares have exercised dissent rights under the BCBCA.

Additional Conditions Precedent to the Obligations of Merus

Merus is not required to complete the Arrangement unless each of the following conditions is also satisfied on or before the effective time of the Arrangement:

(a)

certain representations and warranties of Norgine set forth in the Arrangement Agreement, subject to a standard of materiality, are true and correct in all respects and other representations and warranties of Norgine are true and correct in all material respects as of the date of the Arrangement Agreement and the effective time of the Arrangement (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date);

(b)

Norgine has fulfilled or complied in all material respects with each of its covenants contained in the Arrangement Agreement to be fulfilled or complied with on or prior to the effective time of the Arrangement; and

(c)

Norgine has deposited with the depository in escrow the total consideration to fund the purchase of all of the Merus Common Shares, and the payments to be made in respect of the Merus options and performance share units, and the depository has confirmed the receipt of these funds to Merus.

Regulatory Approvals

Completion of the Arrangement is subject to approval from the Spanish National Markets and Competition Commission (the “Required Regulatory Approval”).

As soon as reasonably practicable after the date of the Arrangement Agreement, Norgine shall make all notifications, filings, applications and submissions with governmental entities required or advisable, and shall use its commercially reasonable efforts to obtain and maintain the regulatory approvals, including the Required Regulatory Approval. Merus and Norgine shall cooperate with one another in connection with obtaining the regulatory approvals and use commercially reasonable efforts to keep one another fully informed as to the status of and the processes relating to obtaining the regulatory approvals and shall promptly notify each other of any communication from any governmental entity in respect of the Arrangement. Norgine has agreed to be responsible for any and all filing fees and taxes payable to a governmental entity in respect of the regulatory approvals.

Financing

The Arrangement Agreement contains customary covenants of Norgine with respect to the financing the transactions contemplated therein, including a covenant that Norgine shall use reasonable best efforts to arrange and obtain the financing necessary to complete the Arrangement no later than the closing date of the transactions contemplated by the Arrangement Agreement.

The Arrangement Agreement does not contain a financing condition. Norgine has acknowledged and agreed that obtaining the financing is not a condition to any of its obligations under the Arrangement Agreement, regardless of the reasons why the financing is not obtained or whether such reasons are within or beyond the control of Norgine. Accordingly, if any financing referred to in the Arrangement Agreement is not obtained, Norgine will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by the Arrangement Agreement.

Assistance with Financing

The Arrangement Agreement contains customary covenants of Merus to cooperate with Norgine in connection with obtaining the necessary financing, including a covenant to provide such cooperation to Norgine as Norgine may reasonably request in connection with obtaining the necessary financing (subject to customary limitations and reasonableness requirements and provided such cooperation does not unreasonably interfere with the ongoing operations of Merus or any of its subsidiaries).

Indebtedness

The Arrangement Agreement contains a customary covenant that Merus shall use reasonable best efforts to, as soon as reasonably practicable following the request of Norgine to (i) deliver all notices and take all other actions reasonably requested by Norgine to facilitate the termination of any commitments under Merus’ existing credit agreement, (ii) repay in full of all obligations then outstanding thereunder (using funds provided by Norgine) and (iii) assist with obtaining the release of all liens in connection therewith on the effective date of the Arrangement, provided that Merus shall not be required to terminate its existing credit agreement unless the closing has occurred and Norgine has provided Merus with all necessary funds payable in connection with the termination of Merus’ existing credit agreement.

Non-Solicitation

Pursuant to the Arrangement Agreement, Merus has agreed, except as expressly provided in the Arrangement Agreement, that it will not, directly or indirectly, do or authorize or permit any of its subsidiaries or representatives to (i) solicit, initiate, knowingly take any action with the intent of encouraging or facilitating any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an acquisition proposal, (ii) enter into or otherwise engage or participate in any discussions or negotiations regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an acquisition proposal, (iii) make a change in Board recommendation, (iv) accept, approve, endorse or recommend or remain neutral with respect to, any acquisition proposal or (v) accept or enter into any agreement, understanding or arrangement in respect of an acquisition proposal.

Notification of Acquisition Proposals

If Merus or any of its subsidiaries receives or becomes aware of any inquiry, proposal or offer that constitutes or may lead to an acquisition proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Merus in connection with an acquisition proposal, Merus is required to immediately provide notice to Norgine of such acquisition proposal. Such notice to Norgine shall be made first orally and then in writing and shall include a description of the material terms and conditions of the acquisition proposal and the identity of all persons making the acquisition proposal, inquiry, offer or request. Merus shall also provide Norgine with all written documents or materials received in respect of such proposal, offer or request. Merus must keep Norgine reasonably informed on a prompt basis of the status of developments and negotiations with respect to any such acquisition proposal, inquiry, offer or request, including any changes, modifications or other amendments thereto.

Responding to an Acquisition Proposal

Notwithstanding Merus’ non-solicitation covenants, if at any time prior to approval by Merus Shareholders of the Arrangement resolution, Merus receives a bona fide written acquisition proposal, Merus and its representatives may engage in or participate in discussions or negotiations with such person regarding such acquisition proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Merus and its subsidiaries, if and only if:

(a)

the Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to constitute or lead to a superior proposal;

(b)	the acquisition proposal did not result from a breach by Merus’ of its non- solicitation covenants in the Arrangement Agreement; and

(c)

prior to providing any such copies, access, or disclosure, (i) Merus has entered into a confidentiality agreement with such person containing provisions that are not materially less favourable to Merus than those found in the confidentiality agreement with Norgine (except such confidentiality agreement need not restrict the making of a confidential acquisition proposal or consummating a superior proposal), and (ii) any copies, access or disclosure provided to such person have already been (or simultaneously be) provided to Norgine.

Right to Match

The Arrangement Agreement provides Norgine with a right to match any superior proposal received by Merus. In this regard, if Merus receives a superior proposal prior to the approval of the Arrangement resolution, the Board may change its recommendation in respect of the Arrangement and/or enter into a definitive agreement with respect to such superior proposal, if and only if:

(a)

the superior proposal did not result from the breach by Merus’ of its non- solicitation covenants and Merus continues to be in compliance with its non- solicitation covenants in the Arrangement Agreement;

(b)	Merus has delivered to Norgine a copy of any proposed agreement in respect of the superior proposal;

(c)

Merus has delivered to Norgine a written notice of the determination of the Board that such acquisition proposal constitutes a superior proposal and of the Board’s intention to make a change in recommendation and/or enter into a definitive agreement with respect to such superior proposal;

(d)

at least five business days have elapsed from the date that is the later of the date on which Norgine received the notice of the superior proposal and the date on which Norgine received a copy of the proposed definitive agreement for the superior proposal (the “Matching Period”);

(e)

during any Matching Period, Norgine has had the opportunity (but not the obligation), to offer to amend the Arrangement Agreement and the Arrangement in order for such acquisition proposal to cease to be a superior proposal;

(f)

after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal continues to constitute a superior proposal, and (ii) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take the relevant action would be inconsistent with its fiduciary duties; and

(g)	prior to or concurrently with entering into any such definitive agreement, Merus terminates the Arrangement Agreement and pays Norgine a termination fee of $7,500,000.

Nothing contained in the Arrangement Agreement prohibits the Board from responding through a directors circular or otherwise as required by law to an acquisition proposal or calling and/or holding a meeting of Merus Shareholders requisitioned by Merus Shareholders in accordance with the BCBCA or otherwise mandated by a court in accordance with law.

Insurance and Indemnification

Prior to the effective date of the Arrangement, Merus has agreed to purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Merus and its subsidiaries which are currently in effect to provide protection in respect of claims arising from facts or events which occurred on or prior to the effective date of the Arrangement. In connection therewith, Norgine has agreed to maintain such tail policies in effect without any reduction in scope or coverage for six years from the effective date of the Arrangement; provided that Norgine will not be required to pay any amounts in respect of such coverage prior to the effective date of the Arrangement and provided further that the cost of such policies shall not exceed 300% of Merus’ and its subsidiaries’ current annual aggregate premium for its and its subsidiaries current policies.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the effective date of the Arrangement by:

(a)	the mutual written agreement of the Parties; or

(b)	either Merus or Norgine if:

(i) Merus Shareholders do not approve the resolution in respect of the Arrangement in accordance with the interim court order;

(ii)

after the date of execution of the Arrangement Agreement, any law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Merus or Norgine from consummating the Arrangement; or

(iii)

the effective date of the Arrangement does not occur on or prior to the Outside Date (defined under the Arrangement Agreement as September 9, 2017 or such later date as may be agreed to in writing by the Parties, provided that if the effective date of the arrangement is not expected to occur by September 9, 2017 as a result of the failure to obtain the Required Regulatory Approval, then either Party may elect to extend the Outside Date from time to time by a specified period of not less than 15 days, provided that the Outside Date shall not be extended beyond November 9, 2017); or

(c)	Merus if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Norgine under the Arrangement Agreement would cause the conditions described in paragraphs (a) and (b) above under

Additional Conditions Precedent to the Obligations of Merus not to be satisfied and such breach is incapable of being cured and Merus is not then in breach so as to cause any condition described in paragraphs (a) and (b) above under Additional Conditions Precedent to the Obligations of Norgine not to be satisfied; or

(ii)

prior to approval by Merus Shareholders of the resolution in respect of the Arrangement, the Board authorizes Merus to enter into a written agreement (other than an acceptable confidentiality agreement) with respect to a superior proposal, provided that Merus is then in compliance with its non-solicit obligations and prior to or concurrent with such termination, Merus pays the $7,500,000 termination fee;

(d)	Norgine if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Merus under the Arrangement Agreement would cause the conditions described in paragraphs (a) and (b) above under

Additional Conditions Precedent to the Obligations of Norgine not to be satisfied and such breach is incapable of being cured and Norgine is not then in breach so as to cause any condition described in paragraphs (a) and (b) above under Additional Conditions Precedent to the Obligations of Merus not to be satisfied;

(ii)

prior to approval by Merus Shareholders of the resolution in respect of the Arrangement, (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes to withdraw, amend, modify or adversely qualify, within two business days after the written request by Norgine, the Board’s recommendation in favour of the Arrangement, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an acquisition proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, acquisition proposal for more than five business days, or (C) Merus wilfully breaches its non-solicitation covenants in the Arrangement Agreement; or

(iii)

an event has occurred as a result of which the condition described in (c) above under Additional Conditions Precedent to the Obligations of Norgine is not capable of being satisfied by the Outside Date.

Termination Fees and Expenses

Expenses

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement, including all costs, expenses and fees of Merus incurred prior to or after the effective date of the Arrangement shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

If the Arrangement Agreement is terminated by Norgine in the circumstances described above in paragraphs (b)(i) or (d)(i) (as a result of a willful breach by Merus) under Termination of the Arrangement Agreement, Merus has agreed to reimburse Norgine’s reasonable, documented out-of-pocket third party transaction expenses up to $2,500,000 (which payment may be credited against the $7,500,000 termination fee payment described below).

Termination Fees

Merus shall pay to Norgine a termination fee of $7,500,000 if the Arrangement Agreement is terminated :

(a)	by Norgine in the circumstance described above in paragraph (d)(ii) under

Termination of the Arrangement Agreement;

(b)	by Merus in the circumstance described above in paragraph (c)(ii) under

Termination of the Arrangement Agreement; or

(c)	by either of the Parties in the circumstances described above in paragraphs (b)(i) or (d)(i) (as a result of a willful breach by Merus) under Termination of the Arrangement Agreement if:

(i) following the date of the Arrangement Agreement and prior to the Meeting, a bona fide acquisition proposal involving Merus is publicly announced or otherwise publicly disclosed; and

(ii)

within twelve months following the date of such termination (A) a definitive agreement is entered into by Merus with respect to any acquisition proposal (whether or not the acquisition proposal referred to in (i)) and such acquisition proposal is consummated at any time thereafter or (B) any acquisition proposal (whether or not the acquisition proposal referred to in (i)) is consummated.

Additional Information

Full details of the Arrangement will be included in a proxy circular to be mailed to Merus Shareholders in advance of the Meeting. A copy of the Arrangement Agreement is available under Merus’ profile at www.sedar.com and the proxy circular relating to the Arrangement will be filed with the Canadian securities regulatory authorities and will be available under Merus’ profile at www.sedar.com.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Barry Fishman
Chief Executive Officer (416) 662-5509

9.	DATE OF REPORT

May 16, 2017

DATED at Toronto, Ontario, this 16th day of May, 2017.

MERUS LABS INTERNATIONAL INC.

Per	“Barry Fishman”
Name: Barry Fishman
Title: Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE

Merus Labs and Norgine Enter into a Definitive Arrangement Agreement

  Norgine to acquire all outstanding shares of Merus for $1.65 per share in cash

TORONTO, ONTARIO and AMSTERDAM, NETHERLANDS – May 11, 2017 -- Merus Labs International Inc. ("Merus" or the "Company") TSX: MSL, NASDAQ: MSLI and Norgine B.V. (“Norgine”) announced today that they have entered into a definitive agreement (the “Arrangement Agreement”) under which Norgine will acquire all of the issued and outstanding common shares of Merus for $1.65 per share in cash including the assumption of all debt obligations, for a total enterprise value of approximately $342 million (the “Arrangement”). The transaction will be financed through a combination of available cash and new credit facilities that Norgine has secured prior to executing the Arrangement. The transaction price of $1.65 per share represents a premium of 63.4% to the closing price of $1.01 on the TSX on May 10, 2017 and a premium of 55.1% over the 30-day volume weighted average price of $1.06 on the TSX.

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total sales revenue was €295 million. It employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sales and supply.

Michael Cloutier, Chairman of Merus, commented:

“After a comprehensive review of strategic alternatives, and consultation with the Company’s financial and legal advisors and the Special Committee of Independent Directors, our Board has unanimously concluded that this transaction is in the best interests of the Company and our stakeholders. We are pleased that this transaction appropriately recognizes the value of Merus’ stable legacy product portfolio and strong cash flow.”

Peter Stein, Chairman and Chief Executive Officer of Norgine, commented:

"Our acquisition of Merus will strengthen our position as the ‘go-to’ European specialist pharma company. The Merus team has built a strong platform of established products. We look forward to working closely with the Merus team to efficiently complete this transaction and welcoming them to Norgine."

Transaction
Details

The transaction is subject to court approval, and the approval of the holders of at least 662/3% of Merus’ common shares present in person or represented by proxy at a special meeting of Merus shareholders to be called to consider the Arrangement. Directors and senior executive officers of Merus, who together hold an aggregate of approximately 5.7% of the issued and outstanding Merus common shares (calculated on a non-diluted basis), have entered into voting support agreements with Norgine in favour of the Arrangement. The Company intends to mail a proxy circular in the upcoming weeks to shareholders for a meeting expected to be held in July 2017.

In addition to shareholder and court approvals, the transaction is subject to customary closing conditions, including receipt of all regulatory approvals, and is expected to close by September 30, 2017.

Merus Labs May 11, 2017

Merus Labs and Norgine Enter into a Definitive Arrangement Agreement

The Arrangement Agreement includes a non-solicitation covenant on the part of Merus, subject to customary “fiduciary out” provisions that entitle Merus to consider and accept unsolicited superior proposals and a right in favour of Norgine to match any superior proposal. If the Arrangement Agreement is terminated in certain circumstances, including if Merus enters into an agreement with respect to a superior proposal or if the Board of Directors of Merus (the “Board”) withdraws or modifies its recommendation with respect to the Arrangement, Norgine will be entitled to a termination fee of $7.5 million. Full details of the Arrangement will be included in an information circular to be mailed to Merus shareholders in accordance with applicable securities laws.

The Board, after consultation with its financial and legal advisors unanimously recommends that Merus shareholders vote in favour of the Arrangement. The Board has also received fairness opinions from both Rothschild & Co. and Clarus Securities Inc. in connection with the Arrangement Agreement to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Merus’ common shareholders pursuant to the Arrangement is fair from a financial point of view.

The transaction is structured as a plan of arrangement under the Business Corporations Act (British Columbia). Further details regarding the terms of the transaction are set out in the Arrangement Agreement which will be publicly filed by Merus under its profile at www.sedar.com.

Advisors

Rothschild & Co. is acting as financial advisor and Torys LLP is acting as legal counsel to Merus. RBC Capital Markets is acting as financial advisor and Stikeman Elliott LLP is acting as legal counsel to Norgine.

About
Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About
Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com

Merus Labs May 11, 2017

Merus Labs and Norgine Enter into a Definitive Arrangement Agreement

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

Forward-Looking
Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the proposed acquisition of Merus by Norgine, the expected timing, impact and sources of funding the transaction, the anticipated benefits of the transaction, effects on footprint, expected synergies, and certain combined operational, financial and other information and projections, and other statements that are not historical facts. Such statements involve assumptions relating to the receipt, in a timely manner of regulatory, shareholder and Canadian court approvals in respect of the transaction and may also involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets.

Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, as of the date of this news release, they are subject to change after such date. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results expressed or implied by these statements. There are also risks that are inherent in the nature of the transaction, including: risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain any required regulatory or other approval (or to do so in a timely manner). There is no assurance that the transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, Canadian court or other approvals in the time assumed or the need for additional time to satisfy the conditions to completion of the transaction. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for the year ended September 30, 2016 for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements except as required by applicable securities laws.

Merus Labs May 11, 2017

Merus Labs and Norgine Enter into a Definitive Arrangement Agreement

For Further Information on Merus Labs

Dr. Michael Bumby, CFO, T: +1.905.726.0995
info@meruslabs.com
www.meruslabs.com

For Further Information on Norgine

Finance: Christopher Bath, CFO, T: +44(0)1895 453723
Media: Isabelle Jouin, T: +44 (0)1895 453643
Follow us @norgine
www.norgine.com

Merus Labs May 11, 2017